Filed by Quanta Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: InfraSource Services, Inc.
Commission File No.: 001-32164

In connection with the proposed acquisition, Quanta Services, Inc. (“Quanta”) and InfraSource Services, Inc. (“InfraSource”) will file with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus and other documents regarding the proposed transaction. A joint proxy statement/prospectus will be sent to stockholders of Quanta and InfraSource, seeking their approval of the transaction. STOCKHOLDERS OF QUANTA AND INFRASOURCE ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTA, INFRASOURCE, AND QUANTA’S ACQUISITION OF INFRASOURCE. Such proxy statement/prospectus, when available, and other relevant documents may be obtained, free of charge, on the SEC’s web site (http://www.sec.gov).

The joint proxy statement/prospectus and such other documents (relating to Quanta) may also be obtained for free when they become available from Quanta’s website at www.quantaservices.com or from Quanta by directing a request to Quanta Services, Inc., 1360 Post Oak Blvd., Suite 2100, Houston, TX 77056, Attention: Corporate Secretary, or by phone 713-629-7600.

The joint proxy statement/prospectus and such other documents (relating to InfraSource) may also be obtained for free when they become available from InfraSource’s website at www.infrasourceinc.com or from InfraSource by directing a request to InfraSource, 100 West Sixth Street, Suite 300, Media, PA, 19063, Attention: General Counsel, or by phone 610-480-8000.

Quanta, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Quanta’s shareholders in connection with the acquisition. Information about Quanta and its directors and executive officers and their ownership of Quanta securities will be contained in the joint proxy statement/prospectus when it is filed with the SEC.

InfraSource, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from InfraSource’s shareholders in connection with the acquisition. Information about InfraSource and its directors and executive officers and their ownership of InfraSource securities will be contained in the joint proxy statement/prospectus when it is filed with the SEC.

Statements about Quanta’s and InfraSource’s outlook and all other statements in this document other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Quanta’s and InfraSource’s control, which could cause actual results to differ materially from such statements. Forward looking information includes, but is not limited to, statements regarding the new combined company, including Quanta’s and InfraSource’s expected combined financial and operating results; the expected amount and timing of cost savings and operating synergies and whether and when the transactions contemplated by the merger agreement will be consummated. There are a number of risks and uncertainties that could cause results to differ materially from those indicated by such forward-looking statements including the failure to realize anticipated synergies; the result of the review of the proposed merger by various regulatory agencies; the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and the companies may be adversely affected by other economic, business, and/or competitive factors and any conditions imposed on Quanta in connection with consummation of the merger; the failure to receive the approval of the merger by the stockholders of InfraSource and failure to receive the approval of the issuance of Quanta common stock in connection with the merger by the stockholders of Quanta and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Quanta’s and InfraSource’s filings with the SEC, which are available free of charge on the SEC’s web site at http://www.sec.gov and through Quanta’s and InfraSource’s websites at www.quantaservices.com and www.infrasourceinc.com, respectively. Quanta and InfraSource expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise.

What the Transaction Creates: The combination of Quanta and InfraSource will create a leading specialized contracting services company. The resulting company will retain the Quanta Services name and be headquartered in Houston, TX. The stock will remain on the NYSE with the symbol: PWR. The combined company will have a broad national footprint, reaching every U.S. state and Canada, with more than 16,000 skilled, mobile employees, the largest equipment fleet in the industry, innovative technologies and proprietary methodologies to provide infrastructure solutions for the electric power, gas, telecommunications and cable television industries. Based on 2006 results, the combined company would have revenues of over $3.1 billion and adjusted EBITDA* of over $270 million. The transaction is expected to result in significant synergy opportunities and be accretive to Quanta's earnings in 2008, making it financially compelling to Quanta and InfraSource stockholders. The combined company's enhanced size, flexibility and capabilities will allow it to meet all of the evolving infrastructure needs of its customers. The combined company's additional resources and superior product and service portfolio position it to take advantage of the positive industry dynamics, including: The Energy Policy Act of 2005, which is expected to continue to drive increased investment in transmission and distribution infrastructure and mandatory reliability standards Increased outsourcing of infrastructure construction and maintenance by electric power and telecommunications services providers Forecasted double-digit growth rate in spending in the electric power transmission industry over next 5-7 years Telecom and cable companies' focus on increased spending to enhance their networks to meet growing demand for bandwidth resulting from the convergence of services Strategic Rationale: Quanta Services provides specialized contracting services and delivers infrastructure network solutions for the electric power, natural gas, telecommunications and cable television industries. The company provides a comprehensive range of services, including the design, installation, maintenance and repair of virtually every type of network infrastructure. InfraSource Services provides infrastructure engineering and construction services for electric power, gas, telecommunications, and energy-intensive industries in the United States. InfraSource offers experienced project management and supervision and a deep understanding of utility performance requirements. Transaction Terms Under the terms of the merger agreement, approved by both Boards of Directors, InfraSource stockholders will receive 1.223 shares of Quanta stock for each outstanding common share of InfraSource they own at closing. This represents a per share value of $30.13, or a 17.4% premium over the closing price of InfraSource common stock on March 16, 2007. The transaction, which is valued at $1.26 billion based on Quanta's closing stock price on March 16, 2007, is expected to close in the third quarter of 2007, subject to customary regulatory and stockholders approvals.

Electric Service Operations:


Strong Quanta presence
Regions where InfraSource adds significant additional resources

Quanta's footprint will be strengthened, providing a broader platform from which to grow its services.

Combined Company Leadership:

Management

John R. Colson
Chairman & Chief Executive Officer

James H. Haddox
Chief Financial Officer

John R. Wilson
President, Electric Power & Gas Operations

Kenneth W. Trawick
President, Telecommunications Operations

Board of Directors

11 Quanta representatives

3 InfraSource representatives (including David Helwig)

Contact:

Quanta Contacts:
James Haddox or Reba Reid
713-629-7600

Quanta Media:
Jim Barron or Brooke Morganstein
212-687-8080

InfraSource Contact:
John Curran
610-480-8022

InfraSource Investors:
Mahmoud Siddig
212-889-4350

* The calculation of adjusted EBITDA, as used in this document, can be viewed in the "Acquisition Announcement" section of Quanta's website at www.quantaservices.com and the "Investor's" section of the InfraSource website at www.infrasourceinc.com.